SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   __________

                                   FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934








     (Mark One):

     /X/ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EX-CHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                   For the fiscal year ended December 31, 1998

                                       OR

     / / TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

          For the transition period from ___________ to ___________

                         Commission file number 33-92434

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Dendrite 401(k) Retirement Savings Plan.

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Dendrite Inter-national, Inc., 1200 Mt. Kemble Avenue, Morristown, New Jersey 07960.

                      DENDRITE
                      401(k) RETIREMENT SAVINGS PLAN

                      FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1998 AND 1997
                      TOGETHER WITH AUDITORS' REPORT

                                    DENDRITE

                         401(k) RETIREMENT SAVINGS PLAN


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                            Page
                                                                            ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                      1

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Plan Benefits
     for the Year Ended December 31, 1998                                     2

   Statement of Net Assets Available for Plan Benefits
     for the Year Ended December 31, 1997                                     3

   Statement of Changes In Net Assets Available For Plan Benefits
     for the Year Ended December 31, 1998                                     4

NOTES TO FINANCIAL STATEMENTS                                               5-10

SCHEDULES:

I.    Item 27(a)--Schedule of Assets Held for Investment Purposes--as of
      December 31, 1998                                                      11

II.   Item 27(d)--Schedule of Reportable Transactions for the Year
      Ended December 31, 1998                                                12

III.  Item 27(e)--Schedule of Nonexempt Transactions for the Year
      Ended December 31, 1998                                                13

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustees and Plan Administrator
of the Dendrite 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Dendrite 401(k) Retirement Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statement available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Philadelphia, Pa.,
   September 7, 1999


                                                              DENDRITE

                                                   401(k) RETIREMENT SAVINGS PLAN

                                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                       AS OF DECEMBER 31, 1998


                          Goldman      Goldman                               Goldman
                           Sachs        Sachs       Goldman Sachs  Goldman    Sachs      Dendrite
                          Capital   International     Growth &      Sachs     Money    International
                          Growth       Equity          Income      Balanced   Market      Common       Loan
                           Fund         Fund            Fund         Fund      Fund       Stock        Fund     Other       Total
                        ----------  -------------   -------------  --------  --------  -------------  ------   --------  ----------

CASH                    $      --   $     --       $       --      $    --   $    --   $      --      $    --  $222,029  $  222,029

INVESTMENTS,
 at fair value           2,922,343    317,516       1,729,650       790,148   455,075   1,054,328          --        --   7,269,060

RECEIVABLES:
   Contributions            38,343      7,528          30,313        11,414     6,576      11,822          --    43,745     149,741
   Loans                       247         64             497           480        99         135          --        --       1,522

LOANS TO PARTICIPANTS          --         --              --             --        --          --      79,491        --      79,491
                        ----------  ---------      ----------      --------  --------  ----------     -------  --------  ----------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS      $2,960,933  $ 325,108      $1,760,460      $802,042  $461,750  $1,066,285     $79,491  $265,774  $7,721,843
                        ==========  =========      ==========      ========  ========  ==========     =======  ========  ==========


                                   The accompanying notes are an integral part of this statement.


                                                              DENDRITE

                                                   401(k) RETIREMENT SAVINGS PLAN

                                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                       AS OF DECEMBER 31, 1997


                          Goldman      Goldman                               Goldman
                           Sachs        Sachs       Goldman Sachs  Goldman    Sachs      Dendrite
                          Capital   International     Growth &      Sachs     Money    International
                          Growth       Equity          Income      Balanced   Market      Common       Loan
                           Fund         Fund            Fund         Fund      Fund       Stock        Fund     Other       Total
                        ----------  -------------   -------------  --------  --------  -------------  ------   --------  ----------

CASH                    $       --  $      --      $       --      $     --  $     --  $     299      $    --  $ 39,051  $   39,350

INVESTMENTS,
 at fair value           1,724,074    218,218       1,515,618       754,114   430,003    164,494           --        --   4,806,521

RECEIVABLES:
   Contributions            59,934     12,291          63,030        20,978     6,223      4,494           --   174,453     341,403
   Loans                     3,735      1,105           1,472           310       131         55           --        --       6,808

LOANS TO PARTICIPANTS           --         --              --            --        --         --       32,398        --      32,398
                        ----------  ---------      ----------      --------  --------  ----------     -------  --------  ----------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS      $1,787,743  $ 231,614      $1,580,120      $775,402  $436,357  $ 169,342      $32,398  $213,504  $5,226,480
                        ==========  =========      ==========      ========  ========  ==========     =======  ========  ==========


                                   The accompanying notes are an integral part of this statement.


                                                              DENDRITE

                                                   401(k) RETIREMENT SAVINGS PLAN

                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                FOR THE YEAR ENDED DECEMBER 31, 1998

                                                  Goldman       Goldman                                  Goldman
                                                   Sachs         Sachs       Goldman Sachs  Goldman       Sachs        Dendrite
                                                  Capital    International     Growth &      Sachs        Money      International
                                                  Growth        Equity          Income      Balanced      Market        Common
                                                   Fund          Fund            Fund         Fund         Fund         Stock
                                                ----------   -------------   -------------  --------     --------    -------------

ADDITIONS TO NET ASSETS:
 Contributions by employees                     $  419,941   $    105,603    $    365,738   $  144,387   $  42,015   $      95,326
 Contributions by employer                         100,554         24,597          84,964       36,159      10,053          24,713
 Rollovers                                          30,382          3,900          48,979       14,492      20,459           4,098
 Interest and dividends                             92,574         15,566          14,265       24,643      15,817             --
 Loan repayments, including interest                 3,662            371           5,174        5,342         612           1,169

 Net unrealized appreciation (depreciation)
  in fair value of investments                     586,169         23,870        (107,487)     (11,427)        --          553,426
 Mandatory sponsor contribution for nonexempt
   transactions (Note 6)                           --             --              --            --          --              --
                                                ----------   ------------    ------------   ----------   ---------   -------------

                Total additions                  1,233,282        173,907         411,633      213,596      88,956         678,732
                                                ----------   ------------    ------------   ----------   ---------   -------------
DEDUCTIONS FROM NET ASSETS:
   Benefits paid to participants                   (94,887)       (22,568)       (106,663)     (30,616)     (1,432)         (2,392)
   Reduction of QNEC assessment (Note 5)               --             --              --            --          --              --
   Loans                                            (4,422)          (508)        (14,963)      (9,277)     (9,711)        (22,000)
                                                ----------   ------------    ------------   ----------   ---------   -------------

                  Total deductions                 (99,309)       (23,076)       (121,626)     (39,893)    (11,143)        (24,392)
                                                ----------   ------------    ------------   ----------   ---------   -------------
NET INCREASE (DECREASE) IN PLAN
 BENEFITS PRIOR TO TRANSFERS                     1,133,973        150,831         290,007      173,703      77,813         654,340
                                                ----------   ------------    ------------   ----------   ---------   -------------
NET INTERFUND TRANSFERS                             39,217        (57,337)       (109,667)    (147,063)    (52,420)        242,603
                                                ----------   ------------    ------------   ----------   ---------   -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 BEGINNING OF YEAR                               1,787,743        231,614       1,580,120      775,402     436,357         169,342
                                                ----------   ------------    ------------   ----------   ---------   -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 END OF YEAR                                    $2,960,933   $    325,108    $  1,760,460   $  802,042   $ 461,750   $   1,066,285
                                                ==========   ============    ============   ==========   =========   =============


                                   The accompanying notes are an integral part of this statement.


(continued from previous page)

                                                              DENDRITE

                                                   401(k) RETIREMENT SAVINGS PLAN

                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                FOR THE YEAR ENDED DECEMBER 31, 1998

                                                 Loan
                                                 Fund       Other       Total
                                                ------     --------   ----------

ADDITIONS TO NET ASSETS:
 Contributions by employees                     $     --   $     --   $1,173,010
 Contributions by employer                            --         --      281,040
 Rollovers                                            --         --      122,310
 Interest and dividends                               --      1,892      164,757
 Loan repayments, including interest             (13,788)        --        2,542
 Net unrealized appreciation (depreciation)
  in fair value of investments                        --         --    1,044,551
 Mandatory sponsor contribution for nonexempt
   transactions (Note 6)                              --     36,164       36,164
                                                ---------  --------   ----------

                Total additions                  (13,788)    38,056    2,824,374
                                                ---------  --------   ----------
DEDUCTIONS FROM NET ASSETS:
   Benefits paid to participants                      --         --     (258,558)
   Reduction of QNEC assessment (Note 5)              --    (70,453)     (70,453)
   Loans                                          60,881         --           --
                                                ---------  --------   ----------

                  Total deductions                60,881    (70,453)    (329,011)
                                                ---------  --------   ----------
NET INCREASE (DECREASE) IN PLAN
 BENEFITS PRIOR TO TRANSFERS                      47,093    (32,397)   2,495,363
                                                ---------  --------   ----------
NET INTERFUND TRANSFERS                               --     84,667          --
                                                ---------  --------   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 BEGINNING OF YEAR                                32,398    213,504    5,226,480
                                                ---------  --------   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 END OF YEAR                                    $ 79,491   $265,774   $7,721,843
                                                =========  ========   ==========


                                    DENDRITE

                         401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998



1.  PLAN DESCRIPTION:

The following description of the Dendrite 401(k) Retirement Savings Plan (the "Plan") formerly the Dendrite Inc. 401(k) Profit Sharing Plan, provides only general information. Participants should refer to the plan document as amended and restated effective as of December 26, 1996, together with the amendments to the plan document and to the summary plan description for more complete information.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Those eligible to participate in the Plan are salaried employees of Dendrite International (the "Company") who have attained the age of 21.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with the AICPA Audit and Accounting Guide, "Audits of Employee Benefit Plans."

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of net assets and liabilities at the date of the financial statements and the reported amounts of contributions, earnings and disbursements during the reporting period. Actual results could differ from those estimates.

Contributions

Participants may make elective salary deferral contributions up to 15% of their pretax compensation. Employee elected salary deferrals are limited to the maximum allowable under the Internal Revenue Code ($10,000 in 1998). Distributions from other qualified retirement plans can also be transferred into the Plan and retained as a rollover contribution.

The Company makes matching contributions to the participant accounts of participants who have completed one year of service with the Company. The match is equal to 50% of the participant's contributions, which does not exceed 6% of the participant's total compensation.

Participant Accounts

Each participant's account is credited with the participant's elected salary deferral, employer matching contributions, and an allocation of the Plan's earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the balance in their account. Terminated participants forfeit non-vested Company contributions.

Valuation of Investments

Quoted market prices are used to value investments. All realized and unrealized gains and losses are included as part of net unrealized appreciation (depreciation) in fair value of investment in the Statement of Changes in Net Assets Available for Plan Benefits. Cash equivalents are stated at cost which approximates fair value.

Investment Options

Participants may elect to invest their salary deferrals, along with the employer matching contribution, in five investment options with Goldman Sachs, & Co. ("Goldman Sachs") or in the Company's common stock.

                  Fund Name                          Description
---------------------------------------   --------------------------------------
Goldman Sachs Capital Growth              Objective is long-term capital growth.
  Fund                                    At least 65% of total assets are
                                          invested in equity securities. The
                                          investment adviser considers long-term
                                          capital appreciation potential in
                                          selecting investments.

Goldman Sachs International               Objective is long-term capital
  Equity Fund                             appreciation. Substantially all, and
                                          at least 65% of total assets are
                                          invested in equity securities of
                                          companies organized outside the U.S.,
                                          or whose securities are principally
                                          traded outside the U.S. The Fund may
                                          invest in securities of issuers
                                          located in countries with emerging
                                          economies or securities markets, and
                                          employ certain currency management
                                          techniques.

                  Fund Name                          Description
---------------------------------------   --------------------------------------
Goldman Sachs Growth & Income Fund        Objective is the long-term growth of
                                          capital appreciation and growth of
                                          income. At least 65% of total assets
                                          are invested in equity securities that
                                          the investment adviser considers to
                                          have favorable prospects for capital
                                          appreciation and/or dividend paying
                                          ability.

Goldman Sachs Balanced Fund               Objective is long-term capital growth
                                          and current income. Between 45% and
                                          65% of total assets are invested in
                                          equity securities, and at least 25% of
                                          total assets are invested in fixed
                                          income senior securities.

Goldman Sachs Money Market Fund           Objective is to maximize current
                                          income to the extent consistent with
                                          the preservation of capital and the
                                          maintenance of liquidity by investing
                                          exclusively in high quality money
                                          market instruments.

Participants are allowed to redirect their future investment contributions, or exchange their existing account balances among investment options, as defined in the Plan document.

The fair market value of individual investments that represent 5% or more of the Plan's total net assets available for benefits as of December 31, 1998, are as follows:

                                                    Fair Market
                                                       Value
                                                    December 31
                                         ---------------------------------
         Investment                           1998              1997
---------------------------------------  ---------------   ---------------
Goldman Sachs:
  Capital Growth Fund                    $  2,922,343      $  1,724,074
  Growth & Income Fund                      1,729,650         1,515,618
  Balanced Fund                               790,148           754,114
  Money Market Fund                           455,075           430,003
Dendrite, International Common Stock        1,054,328           164,494


Vesting

Participants are immediately vested in 100% of their employee elected salary deferrals and earnings thereon. Vesting in employer matching contributions, forfeitures, and earnings on these amounts is based on years of service. Participants vest at a rate of 20% per year, becoming fully vested after five years of credited service or attainment of normal retirement age, as defined.

Forfeitures

Forfeitures occur when participants terminate employment before becoming entitled to their full benefits under the Plan. All forfeitures are "allocated" or divided among participants employed as of the last day of the plan year as additional matching contributions. As of December 31, 1998, the value of nonvested employer matching contributions for participants who terminated service totaled $29,866, and no forfeitures were allocated to participants during the year. All nonvested balances and unallocated forfeitures are included in the statement of net assets available for plan benefits at December 31, 1998.

Administrative Expenses

Administrative expenses incurred in the operation of the Plan have been paid by the Company and are not reflected in the accompanying financial statements.

3.  PARTICIPANT LOANS:

Under defined conditions, participants are entitled to borrow in a limited capacity from the Plan. Loans are limited to the lesser of $50,000 or 50% of the participant's vested account balance with a minimum loan amount of $1,000. Loan repayments are made in the form of direct withdrawals from the participant's payroll funds. Loans bear interest at the prime rate and are repayable over no more than five years, unless the loan provides funding for the purchase of the participant's principal residence. As of December 31, 1998, interest rates ranged from 6.0% to 9.5% on loans outstanding.

4.  DISTRIBUTIONS TO PARTICIPANTS:

Distributions to retiring or terminated participants are generally made in the year following retirement or termination. Distributions due participants at December 31, 1998 and 1997, amounted to $207,433 and $27,636, respectively. The distributions due to participants are classified as a component of net assets available for plan benefits in the accompanying financial statements.

5.  TAX STATUS:

The Plan has been amended to include all changes to comply with the Tax Reform Act of 1986. On January 16, 1998, the Plan, as amended, received a favorable letter of determination from the Internal Revenue Service.

In 1994 and 1995, the Plan did not meet certain requirements to qualify as non-discriminatory under the Internal Revenue Code. In order to meet these requirements the Company was required to make qualified non-elective contributions ("QNEC") to the Plan. As of December 31, 1997, the Company estimated that the total QNEC would be $174,449, and such amount was included in Other in the 1997 statement of net assets available for plan benefits. This included a contribution to the Plan to compensate the participants for the appreciation on the QNEC which would have occurred from 1994 and 1995, to the date the QNEC was actually paid. In 1998, the Company and the Internal Revenue Service agreed upon an amount for the QNEC, and the Company contributed $96,419 to the Plan. The settlement amount was less than the estimated amount by $70,453 and such amount has been reflected as a deduction from net assets in the statement of changes in net assets available for plan benefits for the year ended December 31, 1998. In addition, $7,577 is to be contributed by the Company in 1999 as reconstructed earnings on cash deposited for Plan contributions in 1994 and 1995 into a non-interest bearing account prior to crediting the participant accounts.

6.  NON-EXEMPT TRANSACTIONS:

For the year ended December 31, 1998, the Company's failure to remit employee contributions to the Plan within 15 business days of the following month represented non-exempt transactions between the Company and the Plan as identified in Schedule III. It is the Company's intention to contribute an amount to the Plan in 1999 to fully compensate participants for losses related to these transactions.

7.  PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                             December 31
                                                     --------------------------
                                                         1998          1997
                                                     ------------   ----------

Net assets available for plan benefits per the
 financial statements                                $7,721,843     $5,226,480
Less- Qualified non-elective contributions
 receivable (Note 5)                                         --       (166,872)
Less- Benefit claims payable                           (207,433)       (27,636)
Less- Mandatory sponsor contribution
 receivable (Note 6)                                    (36,164)             --
                                                     ------------   -----------

Net assets available for plan benefits per Form
 5500                                                $7,478,246   $  5,031,972
                                                     ============   ===========

The following is a reconciliation of benefits paid to participants on the financial statements to the Form 5500:

                                                               Year Ended
                                                              December 31,
                                                                  1998
                                                              ------------

Benefits paid to participants on the financial statements     $   258,558

Add- Distributions payable to participants at
 December 31, 1998                                                207,433

Less- Distributions payable to participants at
 December 31, 1997                                                (27,636)
                                                              ------------


Benefits paid to participants on the Form 5500                $   438,355
                                                              ============

                                                                SCHEDULE I
                                                                EIN #:22-2786386
                                                                PLAN #: 001


                                    DENDRITE

                         401(k) RETIREMENT SAVINGS PLAN

           ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998


                                       Par Value
                                       or Number                 Fair Market
     Description of Investment         of Shares      Cost          Value
------------------------------------   ---------   ----------    -----------
GOLDMAN SACHS INVESTMENTS:
   Capital Growth Fund                  124,886    $2,368,090    $2,922,343
   International Equity Fund             14,727       291,205       317,516
   Growth & Income Fund                  71,983     1,883,416     1,729,650
   Balanced Fund                         39,077       801,660       790,148
   Money Market Fund                    455,075       455,075       455,075

DENDRITE INTERNATIONAL:
   Common Stock                          42,226       500,902     1,054,328
                                                   ----------    ----------
                                                   $6,300,348    $7,269,060
                                                   ==========    ==========

LOANS TO PARTICIPANTS (6.0% to 9.5%)               $   79,491    $   79,491
                                                   ==========    ==========

                                                                SCHEDULE II
                                                                EIN #:22-2786386
                                                                PLAN #: 001


                                    DENDRITE

                         401(k) RETIREMENT SAVINGS PLAN

                 ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                               Number
                                                 of                 Cost of
                                               Trans-    Purchase    Asset      Sale       Gain
Identity of Party      Asset Description       actions    Price      Sold       Price     (Loss)
-----------------    ----------------------    -------   --------   --------   --------   -------

Series

Goldman Sachs                                    32      $285,080   $    --    $    --    $   --
    Investments      Money Market Fund            7           --      24,797     24,797       --

Goldman Sachs                                    23       535,590        --         --        --
    Investments      Capital Growth Fund         12           --     136,183    180,849    44,666

Goldman Sachs                                    18       499,509        --         --        --
    Investments      Growth & Income Fund        14           --     214,545    238,154    23,609

Goldman Sachs                                    21       235,849        --         --        --
    Investments      Balanced Fund               15           --     230,154    238,821     8,667

Goldman Sachs                                    21       413,136        --         --        --
    Investments      Dendrite International       5           --      29,303     76,716    47,413


                                                                SCHEDULE III
                                                                EIN #:22-2786386
                                                                PLAN #: 001


                                    DENDRITE

                         401(k) RETIREMENT SAVINGS PLAN

                 ITEM 27(e)--SCHEDULE OF NON-EXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                           Amount     Amount
                                                                             of         of
Identity of Party Involved       Description of Transaction                 Loan     Interest
--------------------------   ------------------------------------------   --------   --------

Dendrite, International      Deemed loan to the plan sponsor related to   $554,236   $36,164
                             late contribution to the Plan of four
                             months of 1998 withholdings.


                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        DENDRITE 401(K) RETIREMENT SAVINGS PLAN


Date:  October 22, 1999                By: /s/ Christopher J. French
                                           ------------------------------------
                                           Name:  Christopher J. French
                                           Title: Trustee

                                 EXHIBIT INDEX

Exhibit
  No.          Description
-------        -----------

23.1           Consent of Arthur Andersen LLP, independent public accountants